UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

COLOMBIA GOLDFIELDS LTD.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

81371R100
(CUSIP Number)

Thomas W. Lough
#208-8 King Street East
Toronto, Ontario
Canada M5C 1B5
(416) 361-9640
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81371R100	SCHEDULE 13D	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RNC (Management) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81371R100	SCHEDULE 13D	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas W. Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,415,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,415,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,415,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81371R100	SCHEDULE 13D	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Randall Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,365,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,365,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81371R100	SCHEDULE 13D	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sergio D. Rios
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nicaragua
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

                         This statement constitutes Amendment No. 5 to the Schedule 13D relating to the shares of common stock, par value $0.00001 (the “Shares”) of Colombia Goldfields Ltd., a Delaware corporation (the “Issuer”), filed on May 31, 2006 (the “Original 13D” and, together with Amendment No. 1 filed on August 28, 2006, Amendment No. 2 filed on December 20, 2006, Amendment No. 3 filed on September 17, 2007, Amendment No. 4 filed on January 2, 2009 and this Amendment No. 5, the “Schedule 13D”), on behalf of the Reporting Persons (as defined below). Information in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 5. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The executive offices of the Issuer are located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

                          This Amendment No. 5 to the Schedule 13D relates to the entering of Voting and Lock-Up Agreements between Medoro Resource Ltd. and each of RNC (Management) Limited, Thomas W. Lough and J. Randall Martin on June 23, 2009.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                          This Schedule 13D is filed by:

                          (1) RNC (Management) Limited, a corporation existing under the laws of Belize (“RNC”);

                          (2) Thomas W. Lough, a citizen of Canada;

                          (3) J. Randall Martin, a citizen of the United States; and

                          (4) Sergio D. Rios, a citizen of Nicaragua (Mr. Rios, together with RNC and the other foregoing persons, collectively, are referred to herein as the “Reporting Persons”).

                          RNC is a corporation organized under the laws of Belize, with its principal business located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5. RNC's principal business is investing in mining properties in Latin America.

                          Mr. Lough, an accountant, is President of the Issuer. Mr. Lough's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

                          Mr. Martin, a mining engineer, is Chief Executive Officer and Vice Chairman of the Board of Directors of the Issuer. Mr. Martin's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

                          Mr. Rios, an executive, is President of RNC. Mr. Rios's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

                          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                         The information set forth in Schedule I is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

                          On June 5, 2009, the Issuer entered into an Arrangement Agreement (the “Arrangement Agreement”) with Medoro Resources Ltd. (“Medoro”), a corporation existing under the laws of the Yukon Territory, Canada. Pursuant to the Arrangement Agreement, Medoro will acquire all of the issued and outstanding shares of the Issuer's common stock in exchange for common shares and purchase warrants of Medoro. Under the proposed arrangement, which is subject to regulatory approval and securityholder approval by the Issuer, Medoro will issue 29,266,856 common shares and 940,720 purchase warrants to the stockholders of the Issuer in exchange for the 104,524,486 outstanding shares of the Issuer's common stock. The share exchange ratio is 0.28 of a common share plus 0.009 of a purchase warrant of Medoro for each share of the Issuer's common stock. Each full purchase warrant is exercisable into one Medoro common share at a subscription price of Cdn$0.50 per Medoro common share for a term of two years.

                          In order to induce Medoro to enter into the Arrangement Agreement, on June 23, 2009, each of RNC (Management ) Ltd., Thomas W. Lough and J. Randall Martin entered into a Voting and Lock-Up Agreement (as defined and described in Item 6 below) with Medoro.

                          The Voting and Lock-Up Agreements are included as exhibits hereto. The descriptions of the agreement and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

Item 5. Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)

Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Mr. Lough, as the holder of a 40% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Lough's 40% proportionate interest therein.

Mr. Martin, as the holder of a 40% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Martin's 40% proportionate interest therein.

Mr. Rios, as the holder of a 20% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Rios's 20% proportionate interest therein.

Due to the Voting and Lock-Up Agreements below, RNC (Management) Ltd. agreed to vote 11,565,000 of the Issuer's Shares, Mr. Lough agreed to vote 850,000 of the Issuer's Shares and Mr. Martin agreed to vote 1,800,000 of the Issuer's Shares on certain matters as set forth in the Voting and Lock-Up Agreements.

(c)

Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedule I beneficially owns, or during the past 60 days has acquired or disposed of, any Shares.

(d)

Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

                          On June 23, 2009, each of RNC (Management) Ltd., Thomas W. Lough and J. Randall Martin (the “Stakeholders”) entered into a Voting and Lock-Up Agreement (the “Voting and Lock-Up Agreement”) with Medoro. Pursuant to the Voting and Lock-Up Agreement, each of the Stakeholders agreed, among other things: (i) to vote (or cause to be voted) their Issuer securities held of record, beneficially owned by, or for which voting or dispositive power is granted to them to approve the arrangement resolution at a special meeting of the stockholders, optionholders and warrantholders of the Issuer; (ii) to vote such Issuer securities against any action that would impede, delay, interfere or discourage the arrangement; or (iii) to vote against any action that would result in any breach by the Issuer of any representation, warranty or covenant in the Arrangement Agreement.

                          The Voting and Lock-Up Agreement will terminate upon the earlier of (i) the arrangement effective time or (ii) the termination of the Arrangement Agreement in accordance with its terms.

Item 7. Material to be Filed as Exhibits.

99.1	Agreement as to Joint Filing of Schedule 13D, dated June 26, 2009, by and among the Reporting Persons

99.2	Voting and Lock-up Agreement, dated as of June 23, 2009 between RNC (Management) Limited and Medoro Resources Ltd.

99.3	Voting and Lock-up Agreement, dated as of June 23, 2009 between Thomas W. Lough and Medoro Resources Ltd.

99.4	Voting and Lock-up Agreement, dated as of June 23, 2009 between J. Randall Martin and Medoro Resources Ltd.

SIGNATURE

                          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2009

RNC (MANAGEMENT) LIMITED		THOMAS W. LOUGH

By:	/s/ Thomas W. Lough	/s/ Thomas W. Lough
Name: Thomas W. Lough
Title: Vice President & Director

J. RANDALL MARTIN		SERGIO D. RIOS

/s/ J. Randall Martin		/s/ Sergio D. Rios

SCHEDULE I

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF RNC (MANAGEMENT) LIMITED

                    Set forth in the table below is certain information concerning each of the executive officers, directors and other control persons of RNC.

                     The business address of each director and executive officer of RNC is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Name	Principal Occupation	Citizenship

J. Randall Martin	Mining Engineer	United States
Chairman of the Board of Directors

Sergio D. Rios	Executive	Nicaragua
President & Director

Thomas W. Lough	Accountant	Canada
Vice President & Director